ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, [redacted]г, Тюменская обл., Российская Федерация, 628415
Те[redacted]3462) 42-64-94, 42-64-95

07021409

«14th» February 200_ № 13-07-95

SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas".

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 495) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Building 1, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 2 pages.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628415
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«14» февраля 2007 г. № 13-07-95

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении информации
о существенных событиях
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз».

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к **Антону Молчанову** по телефону **(7 495) 928 52 71** или к **Андрею Серебрякову** по телефону **(7 3462) 42 63 41.** Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя **Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.**

Приложение: на 2 л. в 1 экз.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Колесникова
(7 3462) 42 65 02

Information on developments which may significantly affect the value of securities of OJSC "Surgutneftegas" «On acquiring by the joint stock company a share of participation in the charter capital of another profit-making organization amounting to at least 5%, or ordinary shares of another joint stock company amounting to at least 5%»

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Message Content
2.1: Full corporate name of the profit-making organization with the share of participation in the charter capital changed: ***Open Joint Stock Company "Teleradiokompaniya "Peterburg"***;
2.2. Location of the said profit-making organization: ***ul. Italyanskaya, 27, Saint Petersburg, Russia***
2.3. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization before change: ***0%***;
2.4. Ordinary shares of the said organization held by OJSC "Surgutneftegas" before change: ***0%***;
2.5. Share of OJSC "Surgutneftegas" participation in the charter capital of the said organization after change: ***19.999%***;
2.6. Ordinary shares of the said organization held by OJSC "Surgutneftegas" after change: ***19.999%***;
2.7. Date when the share of OJSC "Surgutneftegas" participation in the charter capital of the said organization changed: ***11.01.2007***.

3. Signature
3.1. ***Director General OJSC "Surgutneftegas"*** ____________________ ***Vladimir L. Bogdanov***
3.2. Date 13 February 2007 Stamp

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз» «О приобретении акционерным обществом доли участия в уставном капитале другой коммерческой организации, составляющей не менее 5 процентов, или доли обыкновенных акций другого акционерного общества, составляющей не менее 5%»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Сургутнефтегаз»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Сургутнефтегаз»***
1.3. Место нахождения эмитента	***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
1.4. ОГРН эмитента	***1028600584540***
1.5. ИНН эмитента	***8602060555***
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	***00155-A***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.surgutneftegas.ru***

2. Содержание сообщения
2.1. Полное фирменное наименование коммерческой организации, доля участия в уставном капитале которой изменилась: ***Открытое акционерное общество «Телерадиокомпания «Петербург»***;
2.2. Место нахождения указанной коммерческой организации: ***Россия, Санкт-Петербург, Итальянская ул., дом 27***;
2.3. Доля участия ОАО «Сургутнефтегаз» в уставном капитале указанной организации до изменения: ***0%***;
2.4. Доля принадлежащих ОАО «Сургутнефтегаз» обыкновенных акций указанной организации до изменения: ***0%***;
2.5. Доля участия ОАО «Сургутнефтегаз» в уставном капитале указанной организации после изменения: ***19.999%***;
2.6. Доля принадлежащих ОАО «Сургутнефтегаз» обыкновенных акций указанной организации после изменения: ***19.999%***;
2.7. Дата, с которой изменилась доля участия ОАО «Сургутнефтегаз» в уставном капитале указанной организации: ***11.01.2007.***

3. Подпись		
3.1. ***Генеральный директор ОАО «Сургутнефтегаз»***	________________	***В.Л.Богданов***
3.2. Дата 13 февраля 2007 г.	М.П.	

END